UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 21, 2016

Commission File Number	Exact Name of Registrant as Specified in its Charter, State of Incorporation, Address of Principal Executive Offices and Telephone Number	I.R.S. Employer Identification No.
001-32206	GREAT PLAINS ENERGY INCORPORATED	43-1916803
(A Missouri Corporation)
1200 Main Street
Kansas City, Missouri 64105
(816) 556-2200

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously disclosed in the definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) filed by each of Great Plains Energy Incorporated (“Great Plains Energy”) and Westar Energy, Inc. (“Westar”) on August 25, 2016, two putative class action complaints (which were consolidated and superseded by a consolidated complaint) and one putative derivative complaint challenging the proposed merger between Great Plains Energy and Westar were filed in the District Court of Shawnee County, Kansas.

The consolidated putative class action complaint, filed July 25, 2016, is captioned In re Westar Energy Inc. Stockholder Litigation, Case No. 2016-CV-000457 (the “Consolidated Putative Class Action”). This complaint names as defendants Westar, the members of the Westar Board and Great Plains Energy. The complaint asserts that the members of the Westar Board breached their fiduciary duties to Westar shareholders in connection with the proposed merger. It also asserts that Westar and Great Plains Energy aided and abetted such breaches of fiduciary duties. The complaint alleges, among other things, that (i) the merger consideration deprives Westar shareholders of fair consideration for their shares, (ii) the merger agreement contains deal protection provisions that unfairly favor Great Plains Energy and discourage third parties from submitting potentially superior proposals, (iii) the disclosures are misleading and/or omit material information necessary for Westar shareholders to make an informed decision whether to vote in favor of the proposed transaction and (iv) if the proposed transaction is consummated, certain of Westar’s directors and officers stand to receive significant benefits. The complaint seeks, among other remedies, (i) injunctive relief enjoining the merger, (ii) rescission of the merger agreement or rescissory damages, (iii) a directive to the Westar Board members to account for all damages caused by their alleged breaches of their fiduciary duties, and (iv) an award for costs and disbursements, including attorneys’ fees and expert fees.

The putative derivative complaint, filed July 5, 2016 and as amended on August 25, 2016, is captioned Braunstein v. Chandler et al., Case No. 2016-CV- 000502 (the “Putative Derivative Complaint”). This putative derivative action names as defendants the members of the Westar Board, Great Plains Energy and Merger Sub, with Westar named as a nominal defendant. The complaint asserts that the members of the Westar Board breached their fiduciary duties to Westar shareholders in connection with the proposed merger. It also asserts that Great Plains Energy and Merger Sub aided and abetted such breaches of fiduciary duties. The complaint alleges, among other things, that the members of the Westar Board failed to obtain the best possible price for Westar shareholders because of a flawed process that discouraged third parties from submitting potentially superior proposals, and that the disclosures are false or misleading due to the omission of certain information. The complaint seeks, among other remedies, (i) a direction that the director defendants exercise their fiduciary duties to obtain a transaction which is in the best interests of Westar and its shareholders, (ii) a declaration that the proposed transaction was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable, (iii) rescission of the merger agreement, (iv) the imposition of a constructive trust in favor of the plaintiff, on behalf of Westar, upon any benefits improperly received by the named defendants as a result of their wrongful conduct, (v) an award for costs, including attorneys’ fees and experts’ fees and (vi) the imposition of an injunction against the defendants and others from consummating the merger on the terms proposed. Westar and the Westar Board have moved for dismissal of this complaint.

On September 21, 2016, the parties in the Consolidated Putative Class Action and the Putative Derivative Complaint independently agreed to withdraw requests for injunctive relief and otherwise agreed in principle to dismissing the actions with prejudice and to providing releases. In exchange, the parties in the Putative Derivative Complaint agreed that Westar would make supplemental disclosures to the Joint Proxy Statement/Prospectus, all of which are set forth below, and the parties in the Consolidated Putative Class Action agreed that Westar would (i) make the supplemental disclosures set forth below and (ii) grant waivers of the prohibition on requesting a waiver of the standstill provisions in the confidentiality and standstill agreements executed by the bidders that participated in the Westar sale process. Because Great Plains Energy is a defendant in the Consolidated Putative Class Action and the Putative Derivative Complaint and is a party to these agreements, Great Plains Energy is making the same supplemental disclosures that Westar has agreed to make. These agreements do not constitute any admission by any of the defendants as to the merits of any claims.

On September 19, 2016, in connection with a separate putative class action complaint, Great Plains Energy filed a Form 8-K that included the same disclosures as in Items 1 and 2 below.

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

In exchange for the agreements in the Putative Derivative Complaint and the Consolidated Putative Class Action, Westar has agreed, in part, to make the supplemental disclosures listed as items 1 through 16 below to the Joint Proxy Statement/Prospectus. This supplemental information should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. Defined terms used but not defined below have the meanings set forth in the Joint Proxy Statement/Prospectus.

1.	The section of the Joint Proxy Statement/Prospectus entitled “Forward-Looking Financial Information—Great Plains Energy Forward-Looking Financial Information” that appears on pages 94 and 95 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the table on page 94 of the Joint Proxy Statement/Prospectus with the following table, which adds three line items (Net cash from operating activities, Other cash used for investing activities, and Free cash flow) and footnote (2):

	Year Ended December 31
	2016E	2017E	2018E	2019E	2020E
	(in millions, except per share amounts)
Net income	$267	$268	$267	$318	$318
Interest expense	$209	$210	$203	$189	$183
Income tax expense	$155	$164	$162	$193	$189
Depreciation and amortization expense	$349	$363	$382	$396	$405

Earnings before interest, taxes, depreciation and amortization(1)	$980	$1,005	$1,014	$1,096	$1,095

Earnings available for common shareholders	$265	$267	$266	$316	$316
Diluted earnings per common share	$1.72	$1.72	$1.72	$2.04	$2.08
Net cash from operating activities	$894	$919	$892	$985	$1,027
Utility capital expenditures	$680	$581	$541	$573	$668
Other cash used for investing activities	$87	$75	$54	$33	$21

Free cash flow(2)	$127	$263	$297	$379	$338

(1)	Earnings before interest, taxes, depreciation and amortization, which is defined as net income plus interest expense, income tax expense, depreciation expense and amortization expense, is a non-GAAP financial, as it excludes amounts included in net income, the most directly comparable measure calculated and presented in accordance with GAAP. This measure should not be considered as an alternative to net income, operating income, or other performance measures derived in accordance with GAAP. Great Plains Energy’s computation of this measure may differ from similarly titled measures used by others.
(2)	Free cash flow is defined as net cash from operating activities less utility capital expenditures and other cash used for investing activities. Great Plains Energy’s computation of this measure may differ from similarly titled measures used by others.

2.	The section of the Joint Proxy Statement/Prospectus entitled “Forward-Looking Financial Information—Westar Forward-Looking Financial Information” that appears on pages 96 and 97 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the table on page 96 of the Joint Proxy Statement/Prospectus with the following table, which adds three line items (Net cash from operating activities, Other cash used for investing activities, and Free cash flow) and footnote (3):

	Year Ended December 31
	2016E	2017E	2018E	2019E	2020E
	(in millions, except per share amounts)
Net income	$369	$365	$367	$399	$414
Interest expense	$172	$185	$188	$189	$188
Income tax expense	$207	$162	$156	$193	$201
Depreciation and amortization expense	$342	$385	$401	$426	$439

Earnings before interest, taxes, depreciation and amortization(1)	$1,090	$1,097	$1,112	$1,207	$1,242

Earnings available for common shareholders	$358	$352	$352	$389	$402
Diluted earnings per common share(2)	$2.51	$2.46	$2.45	$2.70	$2.78
Net cash from operating activities	$898	$935	$909	$969	$899
Utility capital expenditures	$1,078	$889	$735	$716	$796
Other cash used for investing activities	$9	$9	$9	$9	$9

Free cash flow(3)	$(189)	$37	$165	$244	$94

(1)	Earnings before interest, taxes, depreciation and amortization, which is defined as net income plus interest expense, income tax expense, depreciation expense and amortization expense, is a non-GAAP financial measure, as it excludes amounts included in net income, the most directly comparable measure calculated and presented in accordance with GAAP. This measure should not be considered as an alternative to net income, operating income, or other performance measures derived in accordance with GAAP. Westar’s computation of this measure may differ from similarly titled measures used by others.
(2)	Great Plains Energy’s management provided Goldman Sachs with projected earnings per share of Westar common stock of $2.52, $2.47, $2.46, $2.70 and $2.78 for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively, which management of Great Plains Energy calculated using the forward-looking information that Westar provided to Great Plains Energy.
(3)	Free cash flow is defined as net cash from operating activities less utility capital expenditures and other cash used for investing activities. Westar’s computation of this measure may differ from similarly titled measures used by others.

3.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Background of the Merger” that begins on page 52 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the third full paragraph on page 54 with the following paragraph:

On October 2, 2015, the Great Plains Energy Board held a special telephonic meeting, which was attended by representatives of Goldman Sachs and Bracewell, to permit Mr. Bassham and other members of Great Plains Energy management to provide an update on the preliminary discussions between Mr. Bassham and Mr. Ruelle regarding a potential business combination transaction. Members of Great Plains Energy management led a discussion regarding the strategic alternatives available to Great Plains Energy and the strategic considerations in pursuing a transaction with Westar and the potential terms of an initial proposal to Westar, in the context of current activity in the utility mergers and acquisitions market and the general terms of recent transactions. Representatives of Goldman Sachs reviewed its preliminary financial analyses of a potential transaction. Following discussion and review, the Great Plains Energy Board authorized Mr. Bassham to discuss a preliminary proposal with Mr. Ruelle that would be based on an acquisition of Westar by Great Plains Energy at a premium of 20%-25% over the current market price of Westar’s shares of common stock, with consideration payable 70% in Great Plains Energy common stock and 30% in cash. The Great Plains Energy proposal contemplated a combination of the executive teams from Westar and Great Plains Energy with the potential for participation on the Great Plains Energy Board by some current members of the Westar Board following the closing. The Great Plains Energy proposal did not discuss the details of the contemplated executive management teams or Great Plains Energy Board.

4.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Background of the Merger” that begins on page 52 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the first full paragraph on page 55 with the following paragraph:

At a regular meeting of the Westar Board on October 22, 2015, at which members of senior management were present, Mr. Ruelle reported to the Westar Board on the contacts and conversations described above. The Westar Board discussed the current environment for mergers and acquisitions in the utility industry, including transactions announced in 2015, and the potential implications for Westar. Topics of discussion included the relative valuations of utilities, generally, and how future changes in interest rates and economic activity could affect values. In particular, discussion was had regarding how, in general, as interest rates rise, valuations of utility companies can decrease and, similarly, as economic activity increases, valuations of utility companies can decrease. Also discussed were possible approaches to ascertaining potential value Westar might obtain for its shareholders should it consider a strategic transaction.

5.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Background of the Merger” that begins on page 52 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the second full paragraph on page 58 with the following paragraph:

Following this meeting, Guggenheim Securities contacted Great Plains Energy, Bidder B and 14 other companies regarding a possible transaction. All but two of the companies contacted were strategic buyers because Westar believed, based on its experience and that of its advisors, that in the current market environment financial bidders would likely not be able to provide offers in the same range as the strategic buyers because financial buyers today generally have higher threshold rates of returns for investments. Of the contacted companies, Great Plains Energy, Bidder B and 7 others entered into confidentiality and standstill agreements with Westar that contained substantially the same terms, including standstill provisions that included a prohibition on requesting a waiver of the standstill provisions. In addition to the 16 companies contacted by Guggenheim Securities, Westar and Guggenheim Securities received inquiries from one non-strategic buyer with prior involvement in utility transactions who was unwilling to sign a confidentiality and standstill agreement and, therefore, was excluded from the process. The parties that entered into confidentiality and standstill agreements were provided with a confidential information package that included information regarding Westar, including its 2016 internal financial forecast. This forecast was the same forecast provided to Guggenheim Securities for purposes of its fairness opinion. Westar’s management team also held conference calls with Great Plains Energy, Bidder B and 5 of the other companies to discuss Westar’s business and financial condition as well as its anticipated results of operations as reflected in its forecast. The other two companies that had signed confidentiality agreements decided not to schedule management due diligence calls. Representatives of Westar and Guggenheim Securities also held follow-up calls with three of the bidders after the calls with Westar management to discuss financial issues and Westar’s forecasts in more detail.

6.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Background of the Merger” that begins on page 52 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the third full paragraph on page 59 with the following paragraph:

On April 11, 2016, the Westar Board met to consider the indications of interest. The Westar Board, members of Westar senior management, and representatives from Guggenheim Securities and Baker Botts discussed the key terms of the indications of interest, including price and other relevant terms and conditions. After discussing the indications of interest and the pros and cons of moving forward with discussions concerning a potential transaction, the Westar Board decided to seek definitive proposals from all five companies that had submitted indications of interest, including Great Plains Energy. Each of these companies was given access to an electronic data room containing detailed confidential information about Westar, offered an in-person management presentation regarding Westar’s business, operations and prospects, and advised of the process and schedule for submitting definitive proposals. In the course of advising Great Plains Energy that it was being invited to submit a definitive proposal, a representative of Guggenheim Securities provided feedback regarding Great Plains Energy’s initial proposal that Westar would prefer a bid with a larger proportion of the consideration consisting of cash because Westar viewed an offer consisting of more cash to have greater certainty of value than one consisting of more stock.

7.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Background of the Merger” that begins on page 52 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the third full paragraph on page 61 with the following paragraph:

On May 23, 2016, the deadline set by Westar for submission of definitive written proposals, Great Plains Energy and Bidders D and E submitted written proposals to acquire Westar, which proposals were more favorable than previous proposals from Great Plains Energy, Bidder D and Bidder E, presumably because the bidders had received access to confidential information related to Westar. Great Plains Energy submitted a proposal to acquire Westar for a price of $58.25 per share, with 85% of the consideration being in cash and 15% in Great Plains Energy common stock. Great Plains Energy’s proposal also included a “collar” mechanism on the stock portion of the consideration pursuant to which the exchange ratio of the stock would be adjusted within a range of 7.5% above and below Great Plains Energy’s then-current stock price to provide Westar shareholders with a fixed value for the stock portion of the consideration so long as Great Plains Energy’s stock price was within the range specified in the collar. Great Plains Energy also submitted a form of merger agreement and commitment letter with respect to the financing for its proposal to acquire Westar. Bidder D proposed to acquire Westar for a price of between $54.00 and $56.00, with 45% of the consideration being in cash and 55% being in common stock of Bidder D. Bidder D did not propose a collar or other form of price protection with respect to the stock portion of the consideration. Bidder D noted that because of exogenous circumstances unrelated to Westar, Bidder D had not had sufficient time to complete a mark-up of the form of merger agreement or obtain a financing commitment letter. Bidder D indicated that it was prepared to move expeditiously to complete the necessary definitive documentation relating to its bid. Bidder E proposed to acquire Westar for a price of $51.00 per share with 80% of the consideration in common stock of Bidder E and 20% in cash. Bidder E did not propose any collar or other form of price protection on the stock portion of the consideration in its proposal. Bidder E submitted a form of merger agreement with its bid and indicated that it would not require outside financing for the cash portion of its bid. Neither the Westar Board nor any members of Westar’s executive management team discussed the consideration proposed by Great Plains Energy, Bidder D and Bidder E directly with the bidders upon receipt of the proposals. Bidder F provided an oral indication of continued interest, stating that it would be interested in acquiring Westar for a purchase price of $52.00 per share in cash, but that it would require additional time to obtain committed financing and negotiate a definitive merger agreement.

8.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Background of the Merger” that begins on page 52 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the third full paragraph on page 62 with the following paragraph:

On May 26, 2016, in a telephone conversation with Guggenheim Securities, Bidder D indicated that it was prepared to increase the amount of its bid to $56.00 per share and possibly more, with the mix of consideration comprising $25.00 in cash with the remainder in common stock of Bidder D. Bidder D indicated that it would be able to increase its bid even further if it were able to find additional sources of value following further diligence on Westar. Bidder D did not describe the additional sources of value in detail. Bidder D subsequently confirmed these changes to its bid in a written letter to Westar delivered on May 27, 2016.

9.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Background of the Merger” that begins on page 52 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the sixth paragraph on page 64, which continues on to page 65, with the following paragraph:

Also on May 29, 2016, the Westar Board met, with representatives of Westar senior management and Guggenheim Securities and Baker Botts present, to consider the updated bids from Great Plains Energy and Bidder D. Baker Botts provided the Westar Board with legal advice relating to the fiduciary duties of directors in merger and acquisition transactions. Management, Guggenheim Securities and Baker Botts updated the Westar Board with respect to the improved terms of the bids, including that Great Plains Energy had agreed to increase its price and had agreed to changes to the merger agreement requested by Westar, and that Bidder D had increased its price to the high end of its previously indicated range and indicated that it might be able to increase its price further based on additional diligence on Westar. Bidder D did not provide additional detail on its additional diligence requests. The Westar Board noted that the indicative price of $60.00 per share of Westar common stock proposed by Great Plains Energy was $4.00 higher than the price then proposed by Bidder D, that Bidder D had indicated that it might be able to increase its price further but that there was no assurance that Bidder D would increase its price and that any price increase if it did occur could be less than $4.00 per share. The Westar Board also noted that Great Plains Energy had obtained fully committed financing for the cash portion of its proposal. Guggenheim Securities informed the Westar Board that the indicative price of $60.00 proposed by Great Plains Energy represented a 13.4% premium to the closing price of Westar common stock on May 27, 2016, and a 36.1% premium to Westar’s undisturbed closing share price of $44.08 as of March 9, 2016, which was the last trading day before an article was published stating that Westar might be in the early stages of exploring strategic options that could lead to a sale, and a multiple of projected earnings consistent with or favorable to recent utility acquisition agreements included in the comparable transactions reviewed by Guggenheim Securities. The Westar Board also noted that Great Plains Energy had agreed to increase the fees payable to Westar in the event the merger agreement were to be terminated under certain circumstances and reduce the fees payable by Westar in the event the agreement were to be terminated by Westar under certain circumstances, all as noted above. The Westar Board also noted that Great Plains Energy had preserved the price protection in the form of a collar on the stock portion of the consideration in its offer and had offered to include one member of the Westar Board on the Great Plains Energy Board of directors following consummation of the merger. Finally, the Westar Board also considered that Westar would have the right to terminate the merger agreement in order to accept an alternative acquisition proposal upon satisfaction of certain conditions, including payment to Great Plains Energy of a fee of $280 million. The Westar Board also considered that Great Plains Energy had agreed to maintain Westar’s corporate headquarters in Topeka, Kansas, which might contribute to a finding by regulators that the transaction would be in the public interest.

10.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Recommendations of the Westar Board and its Reasons for the Merger” that begins on page 77 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the second bullet point on page 79 with the following:

•	The Westar Board’s belief that the merger should over time generate cost savings and operating efficiencies through consolidation and integration of certain functions. In addition, the joining of Westar and Great Plains Energy allows for greater opportunities to create efficiencies than if Westar were to remain on a stand-alone basis because the combined company will be larger and consequently will offer greater opportunities for synergies.

11.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Opinion of Westar’s Financial Advisor” that begins on page 81 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the first table on page 88 with the following:

Selected Utility Precedent M&A Transactions

Date Announced	Acquiror	Target Company
2/9/16	Algonquin Power & Utilities Corp. (“APU”)	The Empire District Electric Company (“Empire”)
2/9/16	Fortis Inc. (“Fortis”)	ITC Holdings Corp. (“ITC”)
9/4/15	Emera Incorporated (“Emera”)	TECO Energy Inc. (“TECO”)
12/3/14	NextEra Energy, Inc. (“NextEra”)	Hawaiian Electric Industries, Inc. (“HEI”)
10/20/14	Macquarie Group-led consortium (“Macquarie”)	Cleco Corporation (“Cleco”)
4/30/14	Exelon Corporation (“Exelon”)	Pepco Holdings, Inc. (“Pepco”)
12/11/13	Fortis	UNS Energy Corporation (“UNS”)
5/29/13	MidAmerican Energy Company (“MidAmerican”)	NV Energy, Inc. (“NVE”)

12.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Opinion of Westar’s Financial Advisor” that begins on page 81 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the second table on page 88 with the following:

Selected United States Utility Industry Precedent M&A Transaction Multiples

	Transaction Enterprise Value/EBITDA				Transaction Stock Price/EPS
	Current Calendar Year		Next Calendar Year		Current Calendar Year		Next Calendar Year
APU/Empire	10.2	x	9.8	x	22.8	x	21.5	x
Fortis/ITC	12.7		11.7		20.8		19.4
Emera/TECO	10.5		10.0		22.3		20.8
NextEra/HEI	10.2		9.6		20.6		19.6
Macquarie/Cleco	10.5		10.3		20.4		20.2
Exelon/Pepco	9.9		9.2		22.3		20.7
Fortis/UNS	9.0		8.2		20.3		18.1
MidAmerican/NVE	8.9		8.8		18.3		17.5

Low	8.9	x	8.2	x	18.3	x	17.5	x
Median	10.2		9.7		20.7		19.9
Mean	10.2		9.7		21.0		19.7
High	12.7		11.7		22.8		21.5
High (excluding ITC)	10.5		10.3		22.8		21.5
For Reference
Westar/Great Plains Energy Merger	11.3	x	11.3	x	23.9	x	24.4	x

13.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Opinion of Westar’s Financial Advisor” that begins on page 81 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the first table on page 89 with the following:

Selected Peer Group Companies

• ALLETE, Inc. (“ALLETE”)
• Alliant Energy Corporation (“Alliant”)
• Ameren Corporation (“Ameren”)
• Great Plains Energy Incorporated (“GPE”)
• IDACORP, Inc. (“IDACORP”)
• Pinnacle West Capital Corporation (“Pinnacle West”)
• PNM Resources, Inc. (“PNM”)
• Portland General Electric Company (“Portland General”)
• Xcel Energy Inc. (“Xcel”)

14.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Opinion of Westar’s Financial Advisor” that begins on page 81 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the second table on page 89 with the following:

Selected Utility Industry Peer Group Trading Multiples

	Enterprise Value / EBITDA				Stock Price (@ 5/26/16) / EPS
	2016E		2017E		2016E		2017E
ALLETE	10.4	x	9.7	x	17.7	x	16.2	x
Alliant	11.7		10.5		19.4		18.3
Ameren	8.8		8.2		19.1		17.2
GPE	9.6		9.2		17.8		16.9
IDACORP	12.0		11.7		18.6		17.9
Pinnacle West	9.0		8.6		18.2		17.3
PNM	9.7		8.9		19.9		16.9
Portland General	8.7		8.1		19.2		17.1
Xcel	10.0		9.5		18.6		17.6

Low	8.7	x	8.1	x	17.7	x	16.2	x
Median	9.7		9.2		18.6		17.2
Mean	10.0		9.4		18.7		17.3
High	12.0		11.7		19.9		18.3
For Reference
Westar:
Status Quo Trading Basis	10.4	x	10.3	x	21.1	x	21.5	x
Merger Basis	11.3		11.3		23.9		24.4

15.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Opinion of Westar’s Financial Advisor” that begins on page 81 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the first table on page 91 with the following:

Selected Peer Group Companies

• ALLETE
• Alliant
• Ameren
• IDACORP
• Pinnacle West
• PNM
• Portland General
• Xcel

16.	The section of the Joint Proxy Statement/Prospectus entitled “The Proposed Merger—Opinion of Westar’s Financial Advisor” that begins on page 81 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the second table on page 91 with the following:

Selected Utility Industry Peer Group Trading Multiples

	Enterprise Value / EBITDA				Stock Price (@ 5/26/16) / EPS
	2016E		2017E		2016E		2017E
ALLETE	10.4	x	9.7	x	17.7	x	16.2	x
Alliant	11.7		10.5		19.4		18.3
Ameren	8.8		8.2		19.1		17.2
IDACORP	12.0		11.7		18.6		17.9
Pinnacle West	9.0		8.6		18.2		17.3
PNM	9.7		8.9		19.9		16.9
Portland General	8.7		8.1		19.2		17.1
Xcel	10.0		9.5		18.6		17.6

Low	8.7	x	8.1	x	17.7	x	16.2	x
Median	9.8		9.2		18.8		17.3
Mean	10.0		9.4		18.8		17.3
High	12.0		11.7		19.9		18.3
For Reference
Great Plains Energy:
Status Quo Trading Basis	9.6	x	9.2	x	17.8	x	16.9	x
Merger Basis	9.2		9.0		18.0		18.0

Forward Looking Statements

Statements made in this Current Report on Form 8-K that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar, shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-212513), which was declared effective by the SEC, and a definitive joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, each of which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. Great Plains Energy and Westar have mailed to their respective shareholders the definitive joint proxy statement/prospectus in connection with the transaction. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION.

Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 21, 2016

GREAT PLAINS ENERGY INCORPORATED

By:	/s/ Ellen E. Fairchild
Name:	Ellen E. Fairchild
Title:	Vice President, Chief Compliance Officer and Corporate Secretary